UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:		/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: August 3, 2026

August 3, 2026

Sumitomo Mitsui Financial Group, Inc.

Modification of Disclosed Matters: Notice of Changes to Certain Share Figures Related to the Stock Split

Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Toru Nakashima) hereby announces the following changes to the number of shares resulting from the stock split announced in the “Modification of Disclosed Matters: Notice of Changes to Certain Share Figures Related to the Stock Split” dated July 6, 2026. These changes arise from the cancellation of a portion of SMFG’s treasury shares pursuant to Article 178 of the Companies Act, as announced in the “Notice regarding Progress and Completion of Repurchase of Own Shares, and Cancellation of Own Shares” dated August 3, 2026. There are no changes to the other conditions and matters relating to the stock split.

1.	Reason for revisions

The cancellation of a portion of SMFG’s treasury shares pursuant to Article 178 of the Companies Act at the Board of Directors was resolved at the meeting held on May 13, 2026, and as the number of shares to be cancelled has been finalized, the number of shares to be increased as a result of the stock split will change.

2.	Details of the Revisions (The underlined portions indicate the revisions.)

(Before revision)

1.	Stock Split

(3)	Increase in the number of shares due to the stock split

1) Total number of issued shares before the stock split	3,829,143,493 shares
2) Number of shares to be increased by the stock split	3,829,143,493 shares
3) Total number of issued shares following the stock split	7,658,286,986 shares
4) Total number of authorized shares following the stock split	18,000,564,000 shares

(After revision)

1.	Stock Split

(3)	Increase in the number of shares due to the stock split

1) Total number of issued shares before the stock split	3,801,124,893 shares
2) Number of shares to be increased by the stock split	3,801,124,893 shares
3) Total number of issued shares following the stock split	7,602,249,786 shares
4) Total number of authorized shares following the stock split	18,000,564,000 shares